VIA EDGAR

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, Northeast

Washington, D.C. 20549

August 26, 2009

RE: CoBiz Financial Inc. Form 10-K filed March 13, 2009 and Form 10-Q filed August 10, 2009, File No. 001-15955

Dear Mr. Windsor:

This letter is in response to the comments raised in your letter dated August 12, 2009 with respect to our Form 10-K filed on March 13, 2009 (“Form 10-K”) and our Form 10-Q filed on August 10, 2009 (“Form 10-Q”).  We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our future filings.  We therefore respectfully submit that the augmented disclosures noted below will be included on a prospective basis in our future quarterly or annual filings, as applicable.

For your convenience, we have set out below each of your comments contained in your August 12, 2009 letter, followed in each case by our responses shown in bolded text.

Comment:  Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

2008 Results, page 28 of Definitive Proxy Statement on Schedule 14A

1.               We note your response to comment 4 in our letter dated July 22, 2009.  Please confirm that where one or more non-GAAP financial measures are included in a filing with the Commission, the information required by Item 10(e)(1) of Regulation S-K will be included in the filing, other than to the extent Item 10(e)(1)(iii) applies.

Response:   In future filings, when one or more non-GAAP financial measures are included in a filing, we confirm that the information required by Item 10(e)(1) of Regulation S-K will be included in the filing, other than to the extent Item 10(e)(1)(iii) applies.

Comment:  Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Transactions, page 45 of Definitive Proxy Statement on Schedule 14A

2.               We note your response to comment 6 in our letter dated July 22, 2009.  Please note that our initial comment was directed at the disclosure included under the heading “Certain Relationships and Transactions.”  That disclosure states that “[a]ll outstanding loans and extensions of credit by us to these parties were made in the ordinary course of business in accordance with  applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons” (emphasis added).  Please confirm, if true, that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and revise future disclosure to provide the representations contemplated.  Refer to instruction 4.c. to Item 404(a) of Regulation S-K.

Response:  The Company confirms that all loans and extensions of credit by us to executive officers, key employees, directors and principal shareholders, members of their immediate families and businesses in which they hold controlling interests were made in the ordinary course of business in accordance with applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.  We have revised our existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-K) will be included in future filings:

“Our executive officers, key employees, directors and principal shareholders, members of their immediate families and businesses in which they hold controlling interests are our customers, and it is anticipated that such parties will continue to be our customers in the future.  All outstanding loans and extensions of credit by us to these parties were made in the ordinary course of business in accordance with applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans ~~transactions~~ with ~~unaffiliated~~ persons not related to the Company, and, in our opinion, do not involve more than the normal risk of collectability or contain other features unfavorable to us.

Comment:  Form 10-Q for Fiscal Quarter Ended June 30, 2009

Financial Statements

6.  Goodwill and Intangible Assets, page 14

3.               Please tell us and revise future filings to provide a detailed discussion of your goodwill impairment test, including all material assumptions used in support of your assertion that no adjustment was required in the second quarter to the preliminary results of your impairment test conducted in the first quarter.  We note the continued losses in all segments and that it appears your market capitalization remains well below your total equity at June 30, 2009.  Please be specific in your response and as detailed as necessary in order for us to fully comprehend your test, your assumptions and the related results.

Response:  Pursuant to SFAS 142 – Goodwill and Other Intangible Assets, the Company performs goodwill impairment testing on an annual basis and more frequently if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The average market price of the Company’s common stock was $5.76 for the three months ended March 31, 2009 compared to $10.39 during the three months ended December 31, 2008.  The Company concluded that the decline in its market capitalization and continued economic uncertainty was a triggering event that would require a goodwill impairment test at March 31, 2009.

We engaged an independent, third-party valuation consultant to assist in determining the fair value of each reporting unit as part of the step one process.  For each reporting unit we used both a market valuation and income valuation approach.

The market valuation approach included both a guideline company method and a merger and acquisition method for all reporting units, except for the Investment Banking unit.  Due to the lack of comparable transactions, the merger and acquisition method was not used for Investment Banking.   In the guideline company method, we collected data on prices investors paid to acquire minority interests in comparable businesses.  A valuation multiple was then selected for the reporting units by referencing a multiple of invested capital to revenue (we also reviewed a multiple of tangible book value on the Commercial Banking unit) based on current trading multiples and applying those multiples to our reporting units.  The multiples used in the guideline company method ranged from 0.5 to 1.2 which were further adjusted for a small company discount ranging from 22% to 26%.  A control premium of 10% was applied to the minority acquisition multiples to reflect fair value on a controlling basis.  In the merger and acquisition method, we collected data on prices paid to purchase controlling interests in comparable businesses.  A valuation multiple was then selected for the reporting units by referencing a multiple of invested capital to revenue (we also reviewed a multiple of tangible book value on the Commercial Banking unit) based on current trading multiples and applying those multiples to our reporting units.  The multiples used in the merger and acquisition method ranged from 0.5 to 1.4.

The income valuation approach was derived by a discounted cash flow analysis that incorporated the Company’s forecasts of balance sheet growth, revenues, level of non-performing assets, expenses, capital expenditures and working capital requirements.  The Company’s forecasts took into consideration the current and future economic environments and the impact on the various revenue streams of the reporting units.  The cash flows were then discounted by a risk adjusted discount rate based on the Company’s cost of capital and market conditions.  The discount rates used in the cash flow analysis ranged from 21% to 28% and incorporated specific risks due to industry concentrations, size, operational risks, and current operating losses and the potential for continued future losses based on existing economic conditions.  Terminal values for each reporting unit were developed using the Gordon Growth model that assumed a long-term growth rate of 3% for each reporting unit.

In order to determine the overall reasonableness of the fair values of the reporting units, we compared the combined values of the reporting units to the market capitalization of the Company based on the average closing stock price during the first quarter of 2009.  This comparison reflected an implied control premium of 17%. The Company considered the guidance in paragraph 23 of SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), that indicates “substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. “  This value is often above the fair value of individual equity securities, giving rise to a control premium in excess of market capitalization.  We assessed the reasonableness of the implied control premium by considering the following:

•                  The protracted economic downturn has severely depressed the equity markets, particularly in the banking industry.  The Company anticipates that equity values will stabilize as the economy gains traction.

•                  The Company’s diversified product offerings as a financial holding company.

•                  Premiums paid on recent M&A transactions in the banking industry, as noted in the following table:

				Stock Price
Announcement				Prior to	Announced
Date	Closing Date	Acquisition Target	Ticker	Announcement	Price	Premium
9/9/2008	4/17/2009	American Community	ACBA	$6.97	$14.02	101%
10/3/2008	12/31/2008	Wachovia Corporation	WB	3.91	7.00	79%
9/23/2008	12/31/2008	Gateway Financial Holdings	GBTS	5.57	6.80	22%
5/28/2008	11/12/2008	Services First Bancorp	SVCF	6.50	9.52	46%
6/25/2008	11/1/2008	Community Bancshares Inc.	SCB	10.80	21.00	94%

•                  The Company’s historical volatility of its stock price has increased significantly over the past year as noted below:

	Stock Price Volatility
	March 31,	March 31,
	2008	2009	Change
One year	44%	104%	60%
Two year	36%	80%	44%
Three year	33%	67%	34%
Four year	32%	59%	27%
Five year	33%	55%	22%

After consideration of these factors, the Company determined that the implied control premium was reasonable.

The resultant fair values of the reporting units were then compared to the carrying values, including goodwill.  Since the carrying value was more than the estimated fair value, step two of the goodwill impairment process was also performed.   In step two, the Company allocated the fair values determined in step one to each of the reporting units’ assets and liabilities, including unrecognized intangible assets, to determine the amount of implied goodwill on each unit.  At the time of the filing of the Company’s March 31, 2009 Form 10-Q, we had not completed step two of the impairment analysis due to the complexity of the businesses involved.

The Company assessed the guidance in paragraph 22 of SFAS 142, which indicates “If the second step of the goodwill impairment test is not complete before the financial statements are issued and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of that loss shall be recognized in those financial statements.  Paragraph 47(c) requires disclosure of the fact that the measurement of the impairment loss is an estimate. Any adjustment to that estimated loss based on the completion of the measurement of the impairment loss shall be recognized in the subsequent reporting period.”  At the date of filing of the March 31, 2009 Form 10-Q, the Company had determined that a goodwill impairment loss was probable and that the impairment loss could be reasonably estimated. The impairment analysis was substantially complete at the time of the filing of the March 31, 2009 Form 10-Q, but was still in various stages of review.  Accordingly, the Company recorded and disclosed an estimated goodwill impairment loss of $33.7 million for the period ending March 31, 2009.   Subsequent to the filing of the March 31, 2009 Form 10-Q, the Company completed its review of step 2 of the impairment analysis which did not result in an adjustment to the estimated impairment loss.

In the second quarter of 2009, the Company did not perform an additional impairment test on its goodwill to update the first quarter impairment analysis.  The Company referred to the guidance in paragraph 28 of SFAS 142 that indicates goodwill should be “tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.”   Examples of events and circumstances and our consideration of these events and circumstances are noted below:

•                  A significant adverse change in legal factors or in the business climate

•                  At June 30, 2009 the Company’s shareholders’ equity of $193.1 million exceeded our market capitalization of $145.7 million.  The market capitalization was based on the three-month stock price average of $6.21.  However, included in shareholders’ equity is $61.6 million of preferred stock issued to the U.S. Treasury Department that is not included in our market capitalization.   Adjusting shareholders’ equity to exclude the carrying value of preferred stock results in a shareholders’ equity balance of $131.5 million, an amount that is less than our market capitalization.

•                  We reviewed our market capitalization at the end of the quarter in a manner consistent with the process discussed above.  At the end of the first quarter of 2009, the implied control premium on our shareholders’ equity, excluding preferred stock, was 4.93% based on an average stock price of $5.76.  At the end of the second quarter of 2009, the Company did not have an implied control premium based on the average stock price for the quarter of $6.21.

			Shareholders’
	Shareholders’	Preferred	Equity Excluding	Market	Implied
Date	Equity	Stock	Preferred Stock	Capitalization	Premium
March 31, 2009	$203,049	$61,494	$141,555	134,905	4.93%
June 30, 2009	193,132	61,613	131,519	145,686	NM

NM = Not meaningful

•                  We acknowledge that our reporting units had continued losses in the second quarter of 2009 and that factor was considered in our overall analysis.  Although the Company recorded a net loss for the quarter, 94% of the net loss was generated by the Commercial Banking unit and our Corporate Support unit.   Neither of these units had any remaining goodwill at June 30, 2009.

•                  While the Company’s other reporting units with goodwill also reported a net loss, the revenue on certain sources (i.e., investment banking transactions and high-end life insurance products) can be volatile and will fluctuate from quarter-to-quarter.  The Company’s discounted cash flow analysis that was completed at March 31, 2009 incorporated these risks in the discount rates discussed above.  The following table shows the percentage change in revenue for each quarter of 2008, excluding the impact of acquisitions:

	2008
	4Q	3Q	2Q	1Q
Investment Banking	(52.5)%	(66.8)%	990.8%	(86.9)%
Investment Advisory and Trust	(6.9)%	(12.8)%	3.8%	(1.5)%
Insurance	(4.0)%	(9.9)%	14.6%	4.3%

•                  An adverse action or assessment by a regulator

•                  There was no evidence of such an event at June 30, 2009.

•                  Unanticipated competition

•                  There was no evidence of such an event at June 30, 2009.

•                  A loss of key personnel

•                  There was no evidence of such an event at June 30, 2009.

•                  A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•                  There was no evidence of such an event at June 30, 2009.

•                  The testing for recoverability under Statement 144 of a significant asset group within a reporting unit

•                  There was no evidence of such an event at June 30, 2009.

•                  Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

•                  There was no evidence of such an event at June 30, 2009.

Based on the review of the events and circumstances discussed above, the Company determined that it was not more likely than not that any of its reporting units had experienced a triggering event.  Accordingly, step one of the goodwill impairment process was not performed at June 30, 2009.

We have revised our existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-Q) will be included in future filings:

Pursuant to SFAS 142 – Goodwill and Other Intangible Assets, the Company performs goodwill impairment testing on an annual basis and more frequently if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When conducting the goodwill impairment analysis, the fair values of the reporting units is reconciled to the market capitalization of the Company, as adjusted for a control premium, to determine the overall reasonableness of the valuations.  The average market price of the Company’s common share was $5.76 for the three months ended March 31, 2009 compared to $10.39 during the three months ended December 31, 2008.  Due to the significant decline in the market price during the prior quarterly period and uncertainty surrounding the economy at that time, the Company concluded that a triggering event had occurred that required an impairment test at March 31, 2009.

Goodwill impairment is determined using a two-step process.  In the first step, the fair value of a reporting unit is compared to its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and it is not necessary to continue to the second step of the impairment process. If the fair value of the reporting unit is less than the carrying amount, step two is performed, where the implied fair value of goodwill is compared to the carrying value of the reporting units’ goodwill.  Implied goodwill is computed as a residual value after allocating the fair value of the reporting unit to its assets and liabilities.

As part of the step one process for evaluating goodwill, with the assistance of a third-party valuation consultant, the Company determined that the fair value of each of its reporting units was less than their carrying amounts at March 31, 2009.  The fair value of the reporting units is estimated using a combination of market multiples of comparable entities, including recent transactions, and a discounted cash flow methodology.  Determining the fair value of a reporting unit requires a high degree of subjective management assumption. Discounted cash flow valuation models utilize variables such as revenue growth rates, expense trends, discount rates and terminal values. Based upon an evaluation of key data and market factors, management selects from a range the specific variables to be incorporated into the valuation model.

For each reporting unit we used both a market valuation and income valuation approach based on a March 31, 2009 valuation date.

The market valuation approach included both a guideline company method and a merger and acquisition method for all reporting units, except for the Investment Banking unit.  Due to the lack of comparable transactions, the merger and acquisition method was not used for Investment Banking.   In the guideline company method, we collected data on prices investors paid to acquire minority interests in comparable businesses.  A valuation multiple was then selected for the reporting units by referencing a multiple of invested capital to revenue (we also reviewed a multiple of tangible book value on the Commercial Banking unit) based on current trading multiples and applying those multiples to our reporting units.  The multiples used in the guideline company method ranged from 0.5 to 1.2 which were further adjusted for a small company discount ranging from 22% to 26%.  A control premium of 10% was applied to the minority acquisition multiples to reflect fair value on a controlling basis.  In the merger and acquisition method, we collected data on prices paid to purchase controlling interests in comparable businesses.  A valuation multiple was then selected for the reporting units by referencing a multiple of invested capital to revenue (we also reviewed a multiple of tangible book value on the Commercial Banking unit) based on current trading multiples and applying those multiples to our reporting units.  The multiples used in the merger and acquisition method ranged from 0.5 to 1.4.

The income valuation approach was derived by a discounted cash flow analysis that incorporated the Company’s forecasts of balance sheet growth, revenues, level of non-performing assets, expenses, capital expenditures and working capital requirements.  The Company’s forecasts took into consideration the current and future economic environments and the impact on the various revenue streams of the reporting units.  The cash flows were then discounted by a risk adjusted discount rate based on the Company’s cost of capital and market conditions.  The discount rates used in the cash flow analysis ranged from 21% to 28% and incorporated specific risks due to industry concentrations, size, operational risks, and current operating losses.  Terminal values for each reporting unit were developed using the Gordon Growth model that assumed a long-term growth rate of 3% for each reporting unit.

In step two, the Company preliminarily allocated the fair values determined in step one to each of the reporting unit’s assets and liabilities, including unrecognized intangible assets, to determine the amount of implied goodwill on each unit.  The Company performed a preliminary step two allocation during the quarter ended March, 31, 2009.  The Company finalized step two of its impairment analysis during the quarter ended June 30, 2009, which did not result in an adjustment to the step two allocation completed in the first quarter.  The noncash impairment charge recorded at March 31, 2009 was $33.7 million of which $3.8 million is expected to be tax deductible over the applicable term as allowed by the Internal Revenue Code.

Comment:  12.  Fair Value Measurements, page 21

4.               We note that you classify your trust preferred securities as Level 1 for purposes of determining fair value based on the availability of quoted market prices.  Please tell us who the issuers are, the amount of your investment in each issuer, the number of recent trades and the related market prices of each issuer in support of your assertion that the reliance on quoted market prices is appropriate for determining fair value.

Response:  The Company classifies certain securities as Level 1 in conjunction with the guidance in paragraph 24 of SFAS 157, Fair Value Measurements (SFAS 157), that states Level 1 inputs are unadjusted quoted prices in active markets for identical assets.  In addition, the Company follows the guidance in paragraph 27 of SFAS 157 that indicates quoted prices should not be adjusted because of the size of the Company’s position relative to trading volume.  When referencing quoted market prices, the Company also considers the guidance in FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).

For securities classified as Level 1, the Company determined that the pricing and volume of trades on identical securities prior to the measurement date (June 30, 2009) were orderly transactions in an active market.  In making this determination, the Company considered the number of recent transactions, the bid-ask spreads and the availability of information on the issuing companies.  The Company will continue to evaluate the trading volumes of these securities and to the extent a low trading volume continues or further decreases, the Company may move these securities to Level 2 in the future.

The following table summarizes the Company’s investment securities that have been classified as Level 1 for purposes of determining fair value:

			Price at	Market	Carrying	Average Daily
Cusip	Security	Shares	June 30, 2009	Value	Value	Volume (1)	Trades (1)
055187207	BAC CAP TRUST I	54,745	$18.85	$1,031,784	$1,205,648	70,083	14,119
055188205	BAC CAP TRUST II	56,600	18.81	1,064,552	1,229,114	117,611	24,308
05518E202	BAC CAP TRUST III	25,100	19.09	479,190	545,007	63,397	12,848
05518T209	BAC CAP TRUST VIII	3,000	16.50	49,500	57,448	66,110	13,533
055189203	BAC CAP TRUST X	17,100	17.61	301,131	339,885	97,981	19,415
05633T209	BAC CAP TRUST XII	14,800	18.00	266,452	296,846	121,113	23,285
05969E305	BANCORPSOUTH CAP	67,810	25.45	1,725,765	1,755,314	2,139	615
05530J205	BB&T CAPITAL TRUST V	80,000	25.36	2,028,542	2,000,000	42,411	9,161
05539S206	BFC CAP TRUST II	44,519	24.38	1,085,151	1,116,600	861	180
19560Q203	COLONIAL CAP IV	64,300	4.47	287,539	287,539	4,001	787
320868AA0	FIRST MIDWEST CAP TR I	1,000	549.13	549,129	999,194	115	9
46623D200	JP MORGAN CHASE CAP X	30,800	23.88	735,543	704,468	63,960	14,038
46626V207	JP MORGAN CHASE CAP XI	12,000	20.48	245,746	228,727	53,695	12,619
48122F207	JP MORGAN CHASE CAP XIV	4,500	20.94	94,217	93,612	33,246	7,606
48123A207	JP MORGAN CHASE CAP XIX	68,500	22.23	1,522,755	1,459,750	46,143	8,869
680280104	OLD SECOND CAP I	32,833	6.94	227,795	196,998	4,348	365
842633208	SOUTHERN CMTY II	58,600	6.50	380,900	578,321	1,991	410
85915Q206	STERLING BANCORP CAP TR III	55,324	21.55	1,192,232	1,414,711	1,225	384
86959H201	SVB CAPITAL II	87,214	15.15	1,320,892	2,013,795	1,438	488
91731L207	USBANK CAPITAL X	49,900	21.81	1,088,392	1,017,609	30,664	6,888
903300200	USB CAP XI	37,400	22.32	834,815	776,306	41,630	11,281
92856Q203	VNB CAPITAL TRST	15,838	23.92	378,833	410,915	4,041	942
94976Y207	WELLS FARGO CAP TRUST IV	25,400	23.00	584,306	594,565	92,758	21,814
94985V202	WELLS FARGO CAP XII	43,100	23.88	1,029,140	1,059,274	162,205	31,335
949829204	WELLS FARGO CAP XIV	50,000	25.21	1,260,508	1,254,354	97,069	15,538
989703202	ZIONS CAP TR B	61,900	19.18	1,187,448	1,552,715	40,870	7,192
				$20,952,257	$23,188,715

(1) Average daily volume and number of trades as reported by Bloomberg for the period April 1, 2009 to June 30, 2009.

**********

CoBiz Financial Inc. acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.

Sincerely,

/s/ Lyne Andrich

Lyne Andrich
Executive Vice President & Chief Financial Officer
CoBiz Financial Inc.

cc: Jeffrey Kesselman, Sherman & Howard

cc: Richard Lippoli, Deloitte & Touche LLP